No Show, Inc.
                         A Nevada Corporation
                        3415 Ocatillo Mesa Way
                      North Las Vegas, NV  89031
                      Telephone:  (702) 277-7366

December 3, 2007

VIA EDGAR AND OVERNIGHT DELIVERY SERVICE
----------------------------------------

Office of Emerging Growth Companies
U. S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:   No Show, Inc.
        Registration Statement on Form SB-2
        File Number:  333-145830

        Request for Acceleration of Effectiveness
        -----------------------------------------

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, No Show, Inc., a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on Thursday, December 6,
                                                        -----------
2007, or as soon thereafter as possible.
----

Further, the Company acknowledges that:

      o Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

      o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert the comments of the SEC and the declaration of the above-captioned registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.


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                                                       December 3, 2007
                                                                 Page 2

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 221-1925 or by facsimile at (702) 221-1963.

Thank you for your assistance and cooperation.

Yours very truly,
/s/ Doreen E. Zimmerman
-----------------------
Doreen E. Zimmerman
Chief Executive Officer

cc:   Thomas C. Cook, Esq.